Exhibit 10.8

Amended and Restated Executive Employment Agreement

This Amended and Restated Executive Employment Agreement (the “Agreement”) is made and entered into as of June 11, 2026 (the “Restatement Date”), by and between Matt Davidson (“Executive”) and Adial Pharmaceuticals, Inc., a Delaware corporation (the “Company”).

WHEREAS, Executive was party to that certain Executive Employment Agreement (the “Original Agreement”), dated as of June 4, 2026, between Executive and Azora Therapeutics, Inc., a Delaware corporation (“Azora”);

WHEREAS, the Original Agreement became effective as of a moment in time before the consummation of the merger (“Transaction”) contemplated by that certain Agreement and Plan of Merger (“Merger Agreement”) between the Company, Azora, and certain other parties, dated June 11, 2026;

WHEREAS, the Original Agreement was assigned to and assumed by the Company upon the closing of the Transaction, and pursuant to Section 1.2 of the Original Agreement, the parties agreed that this Agreement would be amended and restated solely to make conforming changes to reflect the Company as Executive’s employer and to add or remove provisions that by the explicit terms of the Original Agreement are to be added or are no longer in effect following the assignment and assumption; and

WHEREAS, the Company desires to continue to employ Executive, and Executive desires to continue to render services to the Company, on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, promises, and obligations set forth in this Agreement, the parties agree as follows:

1. Term. This Agreement will remain in force until terminated as provided in Section 4. The period during which Executive is employed by the Company is referred to as the “Term.” The Term may be modified only by a written agreement between the parties and in such case, the term “Term” shall be deemed to mean the Term as so modified. Notwithstanding anything to the contrary in this Agreement, Executive’s employment with the Company shall be “at will.”

2. Position, Duties and Location.

2.1 Position. During the Term, Executive will serve as the Chief Development Officer of the Company, reporting to the Chief Executive Officer of the Company and the board of directors of the Company (the “Board”). In such position, Executive will have all duties, authority, and responsibilities as are consistent with Executive’s position as Chief Development Officer, as well as such additional duties, consistent with Executive’s position, as may be assigned to Executive by the Board from time to time.

2.2 Duties. During the Term, Executive shall devote Executive’s full business time, attention and best efforts to the business of the Company and its affiliates and to the performance of Executive’s duties thereto and hereunder, and will not engage in any other business, profession, or occupation for compensation or otherwise which would, individually or in the aggregate, conflict or materially interfere with the performance of Executive’s duties or services to the Company or any of its affiliates either directly or indirectly without the prior written consent of the Board. Notwithstanding the preceding, Executive may: (a) with the prior written approval of the Board regarding the identity of the organization, serve as a member of one other for-profit board of directors, advisory or similar governing or advisory body; (b) participate in social, charitable and civic activities (including serving as an officer or director of an entity related to such activities); and (c) participate in personal investment activities (including serving as an officer or director of an entity related to such activities), in each case, so long as such positions and activities do not conflict or materially interfere with the Executive’s duties and responsibilities to the Company.

2.3 Place of Performance. Executive’s principal place of employment shall be Executive’s home office currently located in Encino, California, with such business travel as may be reasonably and customarily required to perform Executive’s duties.

3. Compensation.

3.1 Base Salary. During the Term, the Company shall pay Executive an annual base salary of $609,120 in periodic installments in accordance with the Company’s customary payroll practices and applicable wage payment and withholding laws, but no less frequently than monthly. Executive’s annual base salary, as in effect from time to time, is referred to as “Base Salary.” The compensation committee of the Board (the “Compensation Committee”) (or in its absence, the Board) will review Executive’s Base Salary at least annually and the Compensation Committee (or in its absence, the Board) may increase Executive’s Base Salary during the Term based on job performance. If the Company raises an additional $20 million (whether through PIPE milestone payments contemplated in the Merger Agreement or otherwise) or a similar significant financing (determined in the sole discretion of the Board), Executive’s Base Salary shall increase to $648,000, to the extent it is less than such amount on the date the aforementioned milestone is certified as having been achieved by the Board. Any increase shall become the new Base Salary for all purposes of this Agreement. The parties acknowledge and agree that a portion of Executive’s Base Salary shall constitute consideration for Executive’s compliance with the restrictions and covenants set forth in Section 6 of this Agreement.

3.2 Annual Bonus. Beginning with calendar year 2026 and for each subsequent calendar year of the Term, Executive will be eligible to receive an annual bonus (the “Annual Bonus”) based on the achievement of applicable Company and individual performance metrics consistent with the Company’s Annual Incentive Plan (or another executive bonus plan applicable generally to the Company’s senior executives) established by the Compensation Committee (or in its absence, the Board) . Executive’s target Annual Bonus opportunity for calendar year 2026 equals 50% of Base Salary (the “Target Bonus”). For the avoidance of doubt, the Annual Bonus earned for the calendar year in which the Transaction occurs shall not be prorated. Except as otherwise provided in Section 4, (i) the Annual Bonus is subject to the terms of the Company’s Annual Incentive Plan for the applicable calendar year (if applicable), and (ii) in order to be eligible to receive an Annual Bonus, Executive must be employed by the Company on the date that such Annual Bonus, if any, is paid.

3.3 Equity Awards.

(a) Long-Term Incentive Program. During the Term, Executive will be eligible to participate in the Company’s long-term incentive program (“LTI program”) providing for incentive equity awards under the Company’s then-current equity plan (the “Equity Plan”), as determined by the Board or the Compensation Committee, in its sole discretion. Except as otherwise specifically provided, nothing in this Agreement shall be construed to give Executive any rights to any amount or type of grant or award. Any equity awards shall be granted pursuant to, and subject to, the terms and conditions of the LTI program, Equity Plan and an award agreement and authorized by the Board or the Compensation Committee. Without limiting the generality of the preceding, beginning with the first full annual grant cycle following the Effective Date, Executive will be eligible to receive annual equity awards under the LTI program in amounts and on vesting schedules as determined by the Compensation Committee in its sole discretion, subject to the terms of the LTI program, Equity Plan and applicable award agreement.

(b) Inducement Award. As a material inducement to Executive consenting to be employed by the Company following the Transaction the Company shall make one-time inducement equity awards to Executive (the “Inducement Awards”). The number of shares underlying the total Inducement Awards is equal to (i) 1.63% of the Company’s fully-diluted shares of common stock outstanding following the consummation of the Transaction (including warrants granted to PIPE investors upon the consummation of the Transaction as contemplated in the Merger Agreement) and (ii) 1.63% of the shares issuable pursuant to warrants granted to PIPE investors following the achievement of specified milestones, as contemplated in the Merger Agreement (the “Milestone Shares”). The shares of the Company’s common stock subject to the Inducement Awards shall be divided equally between restricted stock units and stock options, each to be granted one trading day following the announcement by the Company of the consummation of the Transaction. The Inducement Awards shall vest in accordance with the terms approved by the Compensation Committee and set forth in the applicable award agreements. Subject to applicable law and any Company insider trading or other policy, the Company shall permit Executive to pay for the option exercise price and/or tax withholding obligations with respect to an inducement award through sell-to-cover transactions facilitated by the Company or by Executive pursuant to a 10b5-1 trading plan.

3.4 Employee Benefits. During the Term, Executive is entitled to participate in all employee benefit plans, practices, and programs, including fringe benefits and perquisites, that are maintained by the Company (collectively, “Employee Benefit Plans”), subject to the terms and conditions of the applicable Employee Benefit Plans as in effect from time to time, on a basis that is generally no less favorable than is provided to other similarly situated senior executives of the Company, to the extent consistent with applicable law. The Company reserves the right to amend or terminate any Employee Benefit Plan at any time in its sole discretion, subject to the terms of such Employee Benefit Plan and applicable law. At all times during the Term and thereafter (and in any event, for a period of no less than six years following the termination of Executive’s employment for any reason), the Company will provide Executive with indemnification under the Company’s organizational documents and director and officer liability insurance coverage, all on terms no less favorable than the coverage provided to other Company executives or members of the Board.

3.5 Paid Time Off; Leave Policies. During the Term, Executive shall be eligible to receive paid time off in accordance with the Company’s policies for executive officers as such policies may exist from time to time and as required by applicable law, on a basis that is no less favorable than is provided to other similarly situated senior executives of the Company. Unless the Company adopts an unlimited paid time off policy, Executive shall be entitled to no less than 25 days per year of paid time off (prorated for partial years). Executive will be entitled to no less than 12 weeks paid parental leave (which may be provided through a standalone policy, short-term disability benefit, or a combination of the same).

3.6 Business Expenses. Executive is entitled to reimbursement for all reasonable and necessary out-of-pocket business, entertainment, and travel expenses incurred by Executive in connection with the performance of Executive’s duties in accordance with the Company’s expense reimbursement policies and procedures on a basis that is no less favorable than is provided to other similarly situated senior executives of the Company, and subject to Section 5.2(c).

3.7 Make-Whole Payment. In connection with the closing of the Transaction, the Board has determined Executive’s foregone base salary in an amount of $312,484.98, less applicable withholding tax, shall become immediately vested and be paid in a single lump sum by Azora a moment in time after the closing of the Transaction.

4. Termination of Employment.

4.1 Termination by the Company; Termination Due to Death. Executive’s employment with the Company, and the Term, may be terminated by the Company immediately upon notice to Executive for an involuntary termination of employment for Cause, without Cause or due to Executive’s Disability. Executive’s employment with the Company, and the Term, shall automatically terminate upon Executive’s death.

4.2 Termination by Executive. Executive’s employment with the Company, and the Term, may be terminated by Executive for any reason with no less than 30 calendar days’ advance written notice to the Company. If Executive gives notice of termination, following such notice, the Company may require that Executive not perform any services during all or any portion of such period and/or accelerate the effective date of termination by giving written notice to Executive at any time during such notice period.

4.3 Benefits Upon Termination. If Executive’s employment with the Company is terminated during the Term for any reason by the Company or by Executive, the Company shall have no further obligation to make or provide to Executive, and Executive shall have no further right to receive or obtain from the Company, any payments or benefits except as follows:

(a) Any Termination. The Company shall pay Executive (or, in the event of Executive’s death, Executive’s estate) any Accrued Obligations (as defined below) within the 30 day period (or such earlier period as required by law) following the date Executive’s employment terminates (the “Separation Date”), and Executive shall receive any vested accrued benefits for which Executive remains eligible under the Company’s employee welfare benefit and defined contribution retirement plans, payable according to the terms of such plans. Except as otherwise provided herein, any outstanding equity awards held by the Executive shall be treated as provided in the equity plan from which the award was granted (or such successor plan) and any underlying award agreement.

(b) Termination without Cause; Resignation for Good Reason. If Executive’s employment with the Company ends as a result of an involuntary termination by the Company without Cause or due to Executive’s resignation for Good Reason, then, in addition to the amounts payable under Section 4.3(a), subject to Executive’s timely execution, delivery and non-revocation of the general release described in Section 4.5 (the “General Release”) and the other conditions and limitations herein, the Company shall pay or provide Executive with the following benefits:

(i) Cash severance equal to 12 months of Executive’s Base Salary at the rate in effect immediately prior to the Separation Date, subject to all applicable taxes and withholdings (collectively, the “Severance Payment”), payable in substantially equal installments over the 12 months following the Separation Date in accordance with the Company’s regular payroll schedule; provided, that no installment or portion of the Severance Payment shall be payable or paid prior to the expiration of the applicable revocation period for the General Release; and provided further, that if the Severance Payment is subject to Section 409A and the timing of Executive’s execution, delivery and non-revocation of the General Release could affect the calendar year in which any amount of the Severance Payment is paid because the Separation Date occurred toward the end of a calendar year, then no portion of the Severance Payment shall be paid until the Company’s first payroll date in the year following the year in which the Separation Date occurs, and any amount that is not paid prior to such date due to such restriction shall be paid (subject to the applicable conditions) along with the installment scheduled to be paid on that date;

(ii) If Executive timely and properly elects health continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company shall reimburse Executive for the monthly COBRA premium paid by Executive for Executive and Executive’s covered dependents. Such reimbursement may either (x) be paid to Executive on the first payroll date of the month immediately following the month in which Executive timely remits the premium payment, or (y) remitted directly to the COBRA administrator on Executive’s behalf. Executive shall be eligible to receive such reimbursement until the earliest of: (A) the 12-month anniversary of the Separation Date; (B) the date Executive is no longer eligible to receive COBRA continuation coverage and (C) the date on which Executive becomes eligible to receive substantially similar coverage from another employer or other source (the “COBRA Subsidy”). Notwithstanding the foregoing, if the Company’s making payments under this Section would violate the nondiscrimination rules applicable to non-grandfathered, insured group health plans under the Affordable Care Act (the “ACA”) or the Code, or result in the imposition of penalties under the ACA or the Code and the related regulations and guidance promulgated thereunder, the parties agree to reform this Section in a manner as is necessary to comply with the ACA and the Code without diminishing the material economic benefits to Executive;

(iii) An additional 12 months of vesting credit with respect to Executive’s Inducement Awards (as set forth in the award agreements); and

(iv) Notwithstanding anything to the contrary in the options’ award agreement(s) or underlying plan document, extension of the post-termination exercise period for all vested stock options until the earliest of (A) the 12-month anniversary of the date of termination, (B) the original expiration date of the applicable option or (C) the 10th anniversary of the applicable option’s grant date; provided, that, if the award agreements or plan document contain more favorable terms, such terms shall control.

(c) Involuntary Termination in Connection with a Change in Control. Notwithstanding the foregoing, if Executive’s employment with the Company is terminated by the Company without Cause or by Executive for Good Reason, and such termination occurs during the period beginning three months prior to, or 12 months following, the consummation of a Change in Control (as defined in the Company’s then-current equity incentive plan, but for the avoidance of doubt, not including the Transaction or the approval by the Company’s stockholders of the Preferred Stock Conversion Proposal (as defined in the Merger Agreement)) (the “CIC Protection Period”), then, subject to Executive’s timely execution, delivery and non-revocation of the General Release described in Section 4.5:

(i) Executive will be entitled to receive the Severance Payment on the same basis as provided in Section 4.3(b)(i), except in an amount equal to 18 months payable over 18 months;

(ii) Executive’s target Annual Bonus;

(iii) Executive will be entitled to receive the COBRA Subsidy on the same basis as provided in Section 4.3(b)(ii), except such reimbursement shall continue until the earliest of: (A) the 18-month anniversary of the Separation Date; (B) the date Executive is no longer eligible to receive COBRA continuation coverage and (C) the date on which Executive becomes eligible to receive substantially similar coverage from another employer or other source; and

(iv) Notwithstanding anything to the contrary in the underlying equity awards’ award agreements or plan document, all outstanding and unvested equity awards held by Executive as of the Separation Date shall immediately and fully vest and, as applicable, become exercisable as of the Separation Date (or the date of the Change in Control, if later), with any performance-based awards deemed earned at the greater of target or actual performance; provided, that, if the award agreements or plan document contain more favorable vesting terms, such terms shall control.

4.4 Cooperation Upon Termination. Upon Executive’s termination of employment for any reason, Executive shall cooperate as reasonably requested by the Board to effect an orderly transition.

4.5 Release; No Other Severance Benefits.

(a) This Section 4.5 shall apply notwithstanding anything else in this Agreement to the contrary. As a condition precedent to any Company obligation pursuant to Sections 4.3(b) or 4.3(c) (such obligations, the “Severance Benefits”), Executive shall provide the Company with a valid, executed General Release in a form chosen by the Company, and not revoke such General Release prior to the expiration of any revocation rights afforded under applicable law. The Company shall provide Executive with the General Release prior to the Separation Date, and Executive must deliver the executed General Release to the Company within 21 calendar days (or, if greater, the minimum period required by applicable law) after the Separation Date, failing which Executive will forfeit all rights to the Severance Benefits.

(b) Executive agrees that the Severance Benefits shall be in lieu of any other severance benefit or other right or remedy to which Executive would otherwise be entitled under the Company’s plans, policies or programs in effect on the Effective Date or thereafter. Executive acknowledges and agrees that in the event Executive breaches any provision of Section 6 and Section 7 of this Agreement or the General Release, Executive’s right to receive the Severance Benefits shall automatically terminate and Executive shall repay, return and restore any and all Severance Benefits received.

4.6 Certain Defined Terms. As used in this Agreement:

(a) “Accrued Obligations” means (i) any Base Salary that had accrued but had not been paid (including any amount for accrued and unused vacation time payable in accordance with Section 3.5 or applicable law) on or before the Separation Date, (ii) any reimbursement due to Executive pursuant to Section 3.6 for expenses incurred by Executive on or before the Separation Date and (iii) any other vested benefits or vested amounts due and owed to Executive under the terms of any plan, program or arrangement of the Company.

(b) “Cause” means (i) Executive’s indictment for or plea of nolo contendere to a felony or commission of an act involving moral turpitude; (ii) Executive’s commission of fraud, theft, embezzlement, self-dealing, misappropriation or other malfeasance against the business of the Company or any of its affiliates; (iii) Executive’s indictment for or plea of nolo contendere to any serious offense that results in or would reasonably be expected to result in material financial harm, materially negative publicity or other material harm to the Company or any of its affiliates; (iv) Executive’s failure to perform any material aspect of Executive’s lawful duties or responsibilities for the Company (other than by reason of Disability), and if curable, fails to cure, in all material aspects, within 30 calendar days after receiving notice from the Company identifying such failure; (v) Executive’s failure to comply with any lawful written policy of the Company or reasonable directive of the Board, and in either case, if curable, fails to cure, in all material aspects, within 30 calendar days after receiving notice from the Company identifying such failure; (vi) Executive’s commission of acts or omissions constituting gross negligence or gross misconduct in the performance of any aspect of Executive’s lawful duties or responsibilities; (vii) Executive’s breach of any fiduciary duty owed to the Company or any of its affiliates; (viii) Executive’s violation or breach of Section 6 and Section 7 of this Agreement or any material term of this Agreement, and, if curable, fails to cure such violation or breach within 30 calendar days after receiving notice from the Company identifying such violation or breach; or (ix) Executive’s commission of any act or omission that damages or is reasonably likely to damage the financial condition or business of the Company or materially damages or is reasonably likely to materially damage the reputation, public image, goodwill, assets or prospects of the Company; or (x) Executive’s persistent failure to meet reasonable and objectively documented performance expectations established in writing by the Board or the Compensation Committee, which failure continues for more than 60 calendar days after Executive receives written notice from the Company identifying the specific performance deficiencies and setting forth a written performance improvement plan. In addition, Executive’s employment shall be deemed to have terminated for “Cause” if, on the Separation Date, facts and circumstances exist that would have justified a termination for Cause, even if such facts and circumstances are discovered following such termination.

(c) “Code” means the Internal Revenue Code of 1986, as amended and the regulations, rules and other guidance promulgated thereunder.

(d) “Disability” means a physical or mental impairment that renders Executive unable to perform the essential functions of Executive’s employment with the Company, even with reasonable accommodation that does not impose an undue hardship on the Company, for more than 90 calendar days, whether consecutive or not consecutive, in any consecutive 12 month period, unless a longer period is required by federal or state law, in which case that longer period would apply.

(e) “Good Reason” means, without Executive’s written consent, any one or more of the following: (i) a reduction in Base Salary or Target Bonus opportunity; (ii) a requirement by the Company that Executive relocate Executive’s primary place of employment more than 50 miles from Executive’s primary place of employment as of the Effective Date; (iii) a material diminution in Executive’s duties, authority or responsibilities of employment, including a material change in Executive’s reporting relationship (other than a change in Executive’s title in connection with the Transaction), (iv) any material breach by the Company of this Agreement; or (v) the failure of any successor to the Company to assume this Agreement. A resignation of employment by the Executive for Good Reason shall be effectuated by the Executive by giving the Company written notice of the intent to terminate employment for Good Reason, setting forth the conduct of the Company that constitutes Good Reason, within 90 days of the first date on which the Executive has knowledge of such conduct. The Executive shall further provide the Company at least 30 days following the date on which such written notice is provided to cure such conduct. In the event the Company fails to cure such conduct, a resignation of employment by the Executive for Good Reason shall be effective upon written notice from the Executive to the Company within 30 days following the expiration of the cure period.

(f) “Section 409A” means Section 409A of the Code.

4.7 Resignation of All Other Positions. Upon termination of Executive’s employment for any reason, Executive shall be deemed to have resigned from all positions that Executive holds as an officer, director, fiduciary or member of the governing board (or a committee thereof), in each case, of the Company or any of its affiliates. Executive will take all actions reasonably requested by the Company to give effect to this provision.

5. Taxes and Authorized Deductions.

5.1 Withholding Taxes / Authorized Deductions. The Company shall have the right to withhold from any amount payable to Executive any federal, state, and local income, social security, employment or other taxes in order for the Company to satisfy any withholding tax obligation it may have under any applicable law or regulation, and make such deductions as may be applicable pursuant to the Company’s policies and employee benefit plans.

5.2 Section 409A.

(a) Intent and Compliance. This Agreement is intended to comply with the Section 409A, including the Treasury Regulations issued thereunder, or an applicable exemption therefrom and shall be construed and administered in accordance with such intent. Notwithstanding any other provision of this Agreement, any payments provided under this Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption therefrom. Any nonqualified deferred compensation payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under this Agreement shall be treated as a separate payment. Any payments to be made under this Agreement upon a termination of employment shall only be made upon a “separation from service” under Section 409A. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Agreement comply with Section 409A, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest, or other expenses that may be incurred by Executive on account of non-compliance with Section 409A.

(b) Specified Employees. Notwithstanding any other provision of this Agreement, if any payment or benefit provided to Executive in connection with Executive’s termination of employment is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A and Executive is determined to be a “specified employee” as defined in Section 409A(a)(2)(b)(i) of the Code, then, to the extent necessary to comply with Section 409A, such payment or benefit shall not be paid until the first payroll date to occur following the six-month anniversary of the date of Executive’s termination or, if earlier, on Executive’s death (the “Specified Employee Payment Date”). The aggregate of any payments that would otherwise have been paid before the Specified Employee Payment Date shall be paid to Executive in a lump sum on the Specified Employee Payment Date and thereafter, any remaining payments shall be paid without delay in accordance with their original schedule.

(c) Reimbursements. To the extent required by Section 409A, each reimbursement or in-kind benefit provided under this Agreement shall be provided in accordance with the following:

(i) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during each calendar year cannot affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year;

(ii) any reimbursement of an eligible expense shall be paid to Executive on or before the last day of the calendar year following the calendar year in which the expense was incurred; and

(iii) any right to reimbursements or in-kind benefits under this Agreement shall not be subject to liquidation or exchange for another benefit.

5.3 Code Section 280G.

(a) Net Benefit. If any of the payments or benefits received or to be received by Executive (including, without limitation, any payment or benefits received in connection with a change in control or Executive’s termination of employment, whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement, or otherwise, but excluding payments related to the Transaction) (all such payments collectively referred to herein as the “280G Payments”) would constitute “parachute payments” within the meaning of Code Section 280G and would, but for this Section 5.3, be subject to the excise tax imposed under Code Section 4999 (the “Excise Tax”), then, notwithstanding anything in this Agreement to the contrary, prior to making the 280G Payments, a calculation shall be made comparing (i) the Net Benefit (as defined below) to Executive of the 280G Payments after payment of the Excise Tax to (ii) the Net Benefit to Executive if the 280G Payments are limited to the extent necessary to avoid being subject to the Excise Tax. Only if the amount calculated under (i) above is less than the amount under (ii) above will the 280G Payments be reduced to the minimum extent necessary to ensure that no portion of the 280G Payments is subject to the Excise Tax. “Net Benefit” shall mean the present value of the 280G Payments net of all federal, state, local, foreign income, employment, and excise taxes. Any reduction made pursuant to this Section 5.3 shall be made in a manner determined by the Tax Counsel that is consistent with the requirements of Section 409A and subject to the following. If a reduction in payments, severance and other benefits constituting “parachute payments” is necessary so that benefits are delivered to a lesser extent, reduction will occur in the following order: (1) reduction of cash payments in reverse chronological order (i.e., the cash payment owed on the latest date following the occurrence of the event triggering the Excise Tax will be the first cash payment to be reduced), (2) cancellation of equity awards granted within the 12-month period prior to a “change of control” (as determined under Code Section 280G) that are deemed to have been granted contingent upon the change of control (as determined under Code Section 280G), in the reverse order of date of grant of the awards (i.e., the most recently granted equity awards will be cancelled first), (3) cancellation of accelerated vesting of equity awards in the reverse order of date of grant of the awards (i.e., the vesting of the most recently granted equity awards will be cancelled first) and (4) reduction of continued employee benefits in reverse chronological order (i.e., the benefit owed on the latest date following the occurrence of the event triggering the Excise Tax will be the first benefit to be reduced). In no event will Executive have any discretion with respect to the ordering of payment reductions. Nothing in this Section 5.3(a) shall require the Company or any of its affiliates to be responsible for, or have any liability or obligation with respect to, Executive’s excise tax liabilities under Code Section 4999.

(b) 280G Calculations. All calculations and determinations under this Section 5.3 shall be made by an independent accounting firm or independent tax counsel appointed by the Company (the “Tax Counsel”) whose determinations shall be conclusive and binding on the Company and Executive for all purposes. For purposes of making the calculations and determinations required by this Section 5.3, the Tax Counsel may rely on reasonable, good faith assumptions and approximations concerning the application of Code Section 280G and Code Section 4999. The Company and Executive shall furnish the Tax Counsel with such information and documents as the Tax Counsel may reasonably request in order to make its determinations under this Section 5.3. The Company shall bear all costs the Tax Counsel may reasonably incur in connection with its services.

6. Restrictive Covenants.

6.1 Non-Solicitation of Employees. During the Term and for 12 months following the Separation Date, Executive shall not use or rely upon the Company’s Confidential Information or trade secrets (within the meaning of the federal Defend Trade Secrets Act) to directly or indirectly solicit, recruit, induce, or encourage any then-current individual employed or engaged by the Company or any of its affiliates (the “Company Group”) to terminate or reduce their employment or engagement with the Company Group. For the avoidance of doubt, this restriction applies only to solicitation that involves the use of Confidential Information or trade secrets and is not intended to serve as a general restraint on Executive’s right to engage in any lawful profession, trade, or business.

6.2 Non-Competition. During the Term, Executive shall not, directly or indirectly, engage in, be employed by, consult for, or be connected with any business or enterprise that is primarily engaged in the research, development, or commercialization of aryl hydrocarbon receptor (AhR) agonists, in each case in competition with the Company’s then-current or actively planned programs; provided, that this restriction shall not prohibit Executive from holding up to two percent (2%) of the outstanding equity securities of any publicly traded company. The parties acknowledge that the geographic scope of this restriction is worldwide, given the global nature of pharmaceutical development.

7. Confidentiality; IP Assignment.

7.1 During the Term and at all times thereafter, Executive shall hold in strict confidence and shall not, without the prior written consent of the Company, directly or indirectly disclose, use, copy, publish, or summarize any Confidential Information of the Company or any of its affiliates. “Confidential Information” means all non-public information, data, results, technology, business plans, financial data, trade secrets, know-how, and other proprietary information of the Company or its affiliates, in any form. This obligation does not apply to information that: (a) is or becomes publicly known through no wrongful act of Executive; or (b) is required to be disclosed by applicable law or court order, provided Executive gives the Company prompt written notice and cooperates in seeking a protective order. Nothing in this Agreement prohibits Executive from reporting possible violations of law to governmental authorities or exercising rights under applicable whistleblower laws.

7.2 All Confidential Information is a legitimate protectable interest of the Company. The Executive will not use any Confidential Information or disclose any Confidential Information to any Person for any reason or purpose whatsoever, directly or indirectly, except as may be required pursuant to the Executive’s employment hereunder or as required by law or regulation. The Executive will not, at any time during or after the Executive’s employment with the Company, use, disclose, copy, publish, summarize, or remove from the Company’s premises Confidential Information, except during the Executive’s employment to the extent necessary to carry out the Executive’s good faith performance of his duties and responsibilities to the Company. However, pursuant to the federal Defend Trade Secrets Act, the Executive will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (a) is made (i) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney, and (ii) solely for the purpose or reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

7.3 The Executive acknowledges and agrees that all Inventions (as defined below) and other works prepared by the Executive (whether alone or jointly with others) within the scope of the Executive’s employment are works “made for hire” under the U.S. Copyright Act of 1976, as amended, and made under contract to the Company and for the benefit of the Company such that the Company will be considered the author and sole owner of such works. The Executive agrees that all Inventions that (a) relate in any manner to the existing or contemplated business or research or development activities of the Company, (b) result from the use of any Company time, equipment, supplies, facilities, information or trade secrets, or (c) result from work performed by the Executive for the Company, will be the sole and exclusive property of the Company and are hereby irrevocably assigned by the Executive to the Company from the moment of their creation. In addition to the foregoing assignment of Inventions to the Company, the Executive hereby irrevocably transfers and assigns to the Company all worldwide patents, patent applications, copyrights, trade secrets and other intellectual property rights in any Invention. Executive will promptly disclose any Inventions to the Company and, at the Company’s expense, perform all actions reasonably requested by the Company (whether during or after the Term) to establish and confirm the Company’s ownership (including assignments, consents, powers of attorney and other instruments).

7.4 The provisions of Section 7.3 notwithstanding, the Inventions owned by the Company do not include, and the provisions of Section 7.3 requiring assignment of inventions to the Company do not apply to, any invention which qualifies fully for exclusion under the provisions of California Labor Code Section 2870 (attached hereto as Exhibit A), including any invention that the Executive developed entirely on the Executive’s own time without using the Company’s equipment, supplies, facilities, or trade secret information except for those inventions that either: (a) relate at the time of conception or reduction to practice of the invention to the Company’s business, or actual or demonstrably anticipated research or development of the Company; or (b) result from any work performed by the Executive for the Company.

8. Remedies for Breach of Covenants. Executive acknowledges that a breach of Section 6 or Section 7 of this Agreement would cause irreparable harm for which monetary damages would be an inadequate remedy. Accordingly, the Company shall be entitled to seek injunctive or other equitable relief in any court of competent jurisdiction to enforce such Sections, without the necessity of posting bond or proving actual damages. In the event of a breach by Executive of Section 6 or Section 7, Executive’s right to receive any unpaid Severance Benefits shall automatically terminate and at the Company’s demand, the Executive shall repay a portion or all of the Severance Benefits previously received.

9. Cooperation. During and after the Term, Executive shall cooperate fully with any investigation or inquiry by the Company, or any governmental or regulatory agency or body concerning the Company or any other member of the Company Group; provided, that the Company shall reimburse Executive’s reasonable expenses incurred in providing such cooperation subject to Executive’s delivery of written notice to the Company prior to the time such expenses are incurred.

10. Governing Law. This Agreement, for all purposes, shall be construed in accordance with the laws of California without regard to conflicts of law principles.

11. Consent to Jurisdiction. All actions or proceedings arising out of or relating to this Agreement shall be tried and litigated only in the state or federal courts located in the County of Los Angeles. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts for the purpose of any such action or proceeding. Notwithstanding the foregoing, either party may seek injunctive or equitable relief to enforce the terms of this Agreement in any court of competent jurisdiction.

12. Entire Agreement. Unless otherwise specifically provided, this Agreement contains all of the understandings and representations between Executive and the Company pertaining to the subject matter of this Agreement and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

13. Offsets. To the extent not prohibited under applicable law, the Company, in its sole and absolute discretion, has the right to set off (or cause to be set off) any amounts otherwise due to Executive from the Company in satisfaction of any repayment obligation of Executive under this Agreement or otherwise, provided that any such amounts are exempt from, or set off in a manner intended to comply with, the requirements of Section 409A.

14. Modification and Waiver. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by Executive and by the Company. No waiver by either of the parties of any breach by the other party of any condition or provision of this Agreement to be performed by the other party shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time.

15. Severability. Should any provisions of this Agreement be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal, or unenforceable provisions had not been set forth in this Agreement.

16. Clawback. Amounts paid or payable under this Agreement shall be subject to the provisions of any applicable clawback policies or procedures adopted by the Company or any of its affiliates applicable to Executive, which clawback policies or procedures may provide for forfeiture and/or recoupment of amounts paid or payable under this Agreement. Notwithstanding any provision of this Agreement to the contrary, the Company and each of its affiliates reserves the right, without the consent of Executive, to adopt any such clawback policies and procedures, including such policies and procedures applicable to this Agreement with retroactive effect.

17. Captions. Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph.

18. Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Signatures delivered as a “pdf” attachment to an email to the other party shall be sufficient for all purposes.

19. Successors and Assigns. This Agreement is personal to Executive and shall not be assigned by Executive. Any purported assignment by Executive shall be null and void from the initial date of the purported assignment. The Company shall cause any successor (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business or assets of the Company to assume this Agreement, and the Company’s failure to obtain such assumption shall constitute a material breach of this Agreement. This Agreement shall inure to the benefit of the Company and permitted successors and assigns.

20. Notice. Notices and all other communications provided for in this Agreement shall be given in writing by personal delivery, electronic delivery, or by registered mail to the parties at the addresses set forth below (or such other addresses as specified by the parties by like notice):

If to the Company, at:

Adial Pharmaceuticals, Inc.

4870 Sadler Road, Suite 300

Glen Allen, VA 23060

Attention: Chief Executive Officer

With a copy, which shall not constitute notice, to:

Honigman LLP

660 Woodward Ave # 2290, Detroit, MI 48226

Attention: Michael J. Rosenberg and N. Danny Shulman

Email: mrosenberg@honigman.com and nshulman@honigman.com

If to Executive:

Matt Davidson

At Executive’s address then on file with the Company

21. Representations of Executive. Executive represents and warrants to the Company that Executive’s performance of Executive’s duties will not conflict with or result in a violation of, a breach of, or a default under any contract, agreement, or understanding to which Executive is a party or is otherwise bound. Executive’s performance of Executive’s duties will not violate any non-solicitation, non-competition, or other similar covenant or agreement of a prior employer or third-party.

22. Survival. Upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties shall survive such expiration or other termination to the extent necessary to carry out the intentions of the parties under this Agreement.

23. Legal Counsel; Mutual Drafting. Each party recognizes that this is a legally binding contract and acknowledges and agrees that they have had the opportunity to consult with legal counsel of their choice. Each party has cooperated in the drafting, negotiation and preparation of this Agreement. Hence, in any construction to be made of this Agreement, the same shall not be construed against either party on the basis of that party being the drafter of such language. Executive agrees and acknowledges that Executive has read and understands this Agreement, is entering into it freely and voluntarily, and has been advised to seek counsel prior to entering into this Agreement and has had ample opportunity to do so.

[Signature page follows, remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

COMPANY

Adial Pharmaceuticals, Inc.

By:	/s/ Cary Claiborne
Name:	Cary Claiborne
Title:	Chief Executive Officer

EXECUTIVE

/s/ Matthew Davidson
Matt Davidson

EXHIBIT A

CALIFORNIA LABOR CODE SECTION 2870

(a) Any provision in an employment agreement which provides that an employee will assign, or offer to assign, any of his or her rights in an invention to his or her employer will not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1) Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer; or

(2) Result from any work performed by the employee for the employer.

(b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.